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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ProUroCare Medical, Inc.
(Name of Issuer)
Common Stock, $.00001 Par Value
(Title of Class of Securities)
74373 C 107
(CUSIP Number)
Peter C. Quittmeyer, Esq.
Sutherland Asbill & Brennan LLP
999 Peachtree St., N.E.
Atlanta, Georgia 30309-3996
(404) 853-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74373 C 107

1	NAMES OF REPORTING PERSONS: Profile, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable - See Item 5

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,024,303

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

1,024,303

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,024,303 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

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CUSIP No.	74373 C 107

1	NAMES OF REPORTING PERSONS: Stanley L. Graves

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable - See Item 5

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		100,745

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,024,303 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,745

WITH	10	SHARED DISPOSITIVE POWER:

1,024,303 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,125,048 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.1% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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CUSIP No.	74373 C 107

1	NAMES OF REPORTING PERSONS: T. Forcht Dagi

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable - See Item 5

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,024,303 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,024,303 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,024,303 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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Item 1. Security and Issuer.
     This amendment no. 2 is being filed jointly by and on behalf of each of Profile, L.L.C. (“Profile”), Stanley L. Graves and T. Forcht Dagi (collectively, the “Reporting Persons”). This statement relates to the common stock, par value $0.00001 per share (the “Common Stock”), of ProUroCare Medical, Inc. (the “Issuer”), whose principal executive offices are located at One Carlson Parkway, Suite 124, Plymouth, Minnesota 55447.
This amendment no. 2 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2006, by Profile, LLC, Mr. Stanley L. Graves and Mr. T. Forcht Dagi, as previously amended by amendment no. 1 thereto filed on January 12, 2007 (as so amended the “Schedule 13D”). The following amendments to the Schedule 13D are hereby made.

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Item 4. Purpose of Transaction.
All of the shares of Common Stock acquired by Profile as described in this Schedule 13D were acquired and are held for investment purposes.
On July 10, 2006, Profile entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) to sell 2,500,000 shares of Common Stock of ProUroCare Medical, Inc. to an unrelated third party for $0.55 per share in a privately negotiated transaction. A copy of the Stock Purchase Agreement was filed as Exhibit C to amendment no. 1 to this Schedule 13D, as filed with the Commission on January 12, 2007. The purchase price in this transaction was negotiated on an arms-length basis. The Stock Purchase Agreement expired in April 2007, but was extended for an additional three months by verbal agreement of the parties thereto.
Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that (1) Profile may sell Common Stock in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”) or in unregistered transactions to the extent permitted by Rule 144 promulgated under the Securities Act or other applicable exemptions from registration under the Securities Act; and (2) in the event of a termination by Profile of the License Agreement other than due to the (i) the expiration of the last to expire patent included in the licensed technology, or (ii) the date that the licensee permanently ceases sale of devices incorporating the licensed technology, Profile shall be obligated to return approximately 1,615,385 shares of Common Stock, subject to adjustment for any stock splits or dividends.

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the Issuer’s board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that would impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or

(j)	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	See Boxes 11 and 13 of each of cover pages 2-4 and Item 3.

(b)	See Boxes 7-10 of each of cover pages 2-4 and Item 2.

(c)	On February 12, 2007, Profile sold 1,000,000 shares of Common Stock of ProUroCare Medical, Inc. pursuant to the Stock Purchase Agreement.

On February 13, 2007, Profile distributed 269,678 shares of Common Stock of ProUroCare Medical, Inc. to one of its members to hold individually for their own account. No consideration was paid for the shares distributed under this transaction.

On June 14, 2007, Profile sold 290,000 shares of Common Stock of ProUroCare Medical, Inc. to an unrelated third party for $0.35 per share. The purchase price in this transaction was negotiated on an arms-length basis.

(d)	Cordova Technology Partners, LP, a Delaware limited partnership (“Cordova”), is a member of Profile and has a 39.75% equity interest in Profile. As a result of its equity interest in Profile, Cordova has an indirect pecuniary interest in 407,160 shares, or approximately 2.6%, of the Common Stock outstanding as of the date of this report. Cordova is a non-managing member of Profile and does not have or share the power to vote or dispose of the Common Stock held by Profile. Cordova’s business address is 2500 Northwinds Parkway #475, Alpharetta, Georgia 30004. Cordova’s sole general partner is Cordova Technologies, LLC. T. Forcht Dagi serves as a Partner of Cordova.

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Item 7. Materials to be Filed as Exhibits.

Exhibit A	Letter of Understanding between Profile and ProUroCare, dated March 23, 2004 (filed by incorporation by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form SB-2 filed by ProUroCare on October 1, 2004).

Exhibit B	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Profile, Stanley L. Graves, and T. Forcht Dagi.

Exhibit C	Stock Purchase Agreement by and between Profile and Alexander Nazarenko, dated as of July 10, 2006, and Schedule A, amended October 9, 2006 (filed by incorporation by reference to Exhibit C filed with Amendment no. 1 to this Schedule 13D as filed on January 12, 2007).

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 3, 2007

By:	/s/ Stanley L. Graves
Stanley L. Graves

By:	/s/ T. Forcht Dagi
T. Forcht Dagi

PROFILE, L.L.C.
By:	/s/ Stanley L. Graves
Stanley L. Graves
Manager

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INDEX TO EXHIBITS

Exhibit A	Letter of Understanding between Profile and ProUroCare, dated March 23, 2004 (filed by incorporation by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form SB-2 filed by ProUroCare on October 1, 2004).

Exhibit B	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Profile, Stanley L. Graves, and T. Forcht Dagi.

Exhibit C	Stock Purchase Agreement by and between Profile and Alexander Nazarenko, dated as of July 10, 2006, and Schedule A, amended October 9, 2006 (filed by incorporation by reference to Exhibit C filed with Amendment no. 1 to this Schedule 13D as filed on January 12, 2007).

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Exhibit B
Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.
     The undersigned hereby agree that amendment no. 2 to the Schedule 13D, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.
Date: October 3, 2007

/s/ Stanley L. Graves
Stanley L. Graves

/s/ T. Forcht Dagi
T. Forcht Dagi

PROFILE, L.L.C.
By:	/s/ Stanley L. Graves
Stanley L. Graves
Manager